EXHIBIT 99.1

For Immediate Release	Date: September 25, 2018
18-36-TR

UNICEF Canada and Teck partner to
save the lives of children in India
New York, September 25 2018 – UNICEF Canada and Teck Resources Limited (Teck) today announced that Teck has committed to invest an additional CAD$2.5 million to support life-saving zinc and oral rehydration salt (ORS) treatments for children in India over the next five years. This investment builds upon the CAD$5 million that Teck committed to UNICEF in 2013. Over the past five years, the partnership has saved the lives of 62,000 children in India.
India has the world’s largest number of deaths from diarrhea, over 100,000 per year, in children under the age of five. Teck’s continued support will increase the use of zinc and ORS as a life-saving treatment across Uttar Pradesh, Odisha and Madhya Pradesh – three states with the highest burden of childhood diarrhea death in India.
UNICEF Canada and Teck Program Facts:
—	Studies show that if zinc and ORS coverage reached 100 per cent, it could prevent up to 93 per cent of diarrhea related deaths in India’s youngest children.
—	Up to 2.5 million mothers will receive life-saving information to protect their children from diarrhea
—	Over 29,000 female health workers will be trained to improve access to basic health care in remote areas
The program will also address disparities in healthcare for girls and boys, as mortality rates of girls under the age of five from diarrhea are significantly higher than that of boys.
“This partnership and renewed support demonstrates the magic that can happen for the most vulnerable children when a forward thinking company decides to step up and partner with UNICEF to bring life-saving treatments to the children of India,” said UNICEF Canada’s President and CEO David Morley. “Thanks to this partnership with Teck, UNICEF will continue its work making innovative improvements to diarrhea treatment and management practices and delivering key interventions.”
Since 2013, the Teck-UNICEF partnership in India has increased availability of zinc and ORS and achieved the following:
•	Reached over 3.4 million community members with life-saving messages on the importance of zinc and ORS
•	125,000 female health workers have been trained and more than 1 million mothers have been educated
•	As a result, zinc coverage has increased from 1 percent of children with diarrhea to approximately 20 percent
 “Our company and our people are committed to giving back to communities and making a positive difference in the world. Providing life-saving zinc treatments has helped to save the lives of thousands of children in India and by renewing this project we can continue to save more lives,” said Don Lindsay, President and CEO of Teck. “We have been proud to partner with UNICEF to get zinc treatments to children who need them most, and to see the positive impact of our work together over the last five years.”

The renewed $2.5 million partnership was announced today at a special reception hosted by UNICEF Canada at the United Nations during the General Assembly in New York City.

About UNICEF
UNICEF has saved more children's lives than any other humanitarian organization. We work tirelessly to help children and their families, doing whatever it takes to ensure children survive. We provide children with healthcare and immunization, clean water, nutrition and food security, education, emergency relief and more.
UNICEF is supported entirely by voluntary donations and helps children regardless of race, religion or politics. As part of the UN, we are active in over 190 countries - more than any other organization. Our determination and our reach are unparalleled. Because nowhere is too far to go to help a child survive. For more information about UNICEF, please visit www.unicef.ca. For updates, follow us on Twitter and Facebook or visit unicef.ca.
About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.
Teck is building partnerships and capacity to confront sustainability challenges within the regions in which we operate and at the global level. As one of the world´s largest producers of zinc, Teck is committed to raising awareness about, and helping solve the global health issue of zinc deficiency. Teck´s Zinc & Health program includes partnerships with UNICEF, the Government of Canada, Nutrition International, the World Food Programme and other organizations. To learn more about Teck´s Zinc & Health program, visit www.zincsaveslives.com.
For more information about Teck, please visit www.teck.com. For updates, follow us on Twitter and Facebook.

To arrange interviews or for more information please contact:
Marie-Hélène Bachand
Communications specialist
UNICEF Canada
514 288-5134 poste 8425/mobile: 514 232-4510
mbachand@unicef.ca

Chris Stannell
Senior Communications Specialist
Teck Resources Limited
604-699-4368
chris.stannell@teck.com